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August 26, 1998


VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549


RE: Allmerica Select Separate Account II of First Allmerica Financial Life Insurance Company ("Registrant"); Notification of Registration on Form N-8A and Registration Statement on Form N8b-2 under the Investment Company Act of 1940 ("1940 Act").

Dear Sir or Madam:

Pursuant to Section 8 of the 1940 Act, the Allmerica Select Separate Account II of First Allmerica Financial Life Insurance Company hereby electronically files a Notification of Registration on Form N-8A, and a Registration Statement on Form N8b-2. A Registration Statement on Form S-6 under the Securities Act of 1933, with respect to the individual and group flexible premium life insurance policies to be offered by the Registrant, will be filed separately.

No filing fee is submitted, as we understand that a fee is no longer required for this type of filing.

If there are any questions on this filing, please contact the undersigned at
(508) 855-4194.

Sincerely,


/s/Sheila B. St. Hilaire
Sheila B. St. Hilaire
Assistant Vice President and Counsel

/in

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                         SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549
                                     FORM N-8A
   NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(A) OF THE INVESTMENT
                                COMPANY ACT OF 1940


The undersigned Investment Company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:   Allmerica Select Separate Account II of First Allmerica Financial Life
Insurance Company

Address of Principal Business Office:
440 Lincoln Street
Worcester, Massachusetts 01653

Telephone Number:  (508) 855-1000
Name and Address of Agent for Service of Process:

Abigail M. Armstrong
Secretary and Counsel
First Allmerica Financial Life Insurance Company
440 Lincoln Street
Worcester, Massachusetts 01653

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes   x   No
    -----    -----

                                     SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, Registrant has caused this notification of registration to be duly signed on behalf of Registrant in the city of Worcester and the Commonwealth of Massachusetts on the 20th day of August, 1998.

                              Allmerica Select Separate Account II of
                              First Allmerica Financial Life Insurance Company (Registrant)

                              By:/s/ Abigail M. Armstrong
                                  Abigail M. Armstrong
                                  Secretary and Counsel

Attest:/s/Sheila B. St. Hilaire
          Sheila B. St. Hilaire
          Assistant Vice President and Counsel